UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 1-6035
0-26773

AVERSTAR, INC. PROFIT SHARING AND SAVINGS PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 16, 2002

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

By: James L. Quinn

Vice President
Human Resources

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Table of Contents

All other financial statements and schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Plan Administrator
Averstar, Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and 2000, and the schedule of non-exempt transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

July 12, 2002

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000 (Restated) See Note 3
Investments, at fair value:		
T. Rowe Price Equity Income Fund	$ 2,980,078	$ 2,693,356
T. Rowe Price High Yield Fund	547,176	431,666
T. Rowe Price New Horizons Fund	1,894,735	2,055,501
T. Rowe Price Science/Technology Fund	4,281,398	6,932,885
T. Rowe Price Small-Cap Value Fund	1,415,413	513,858
Vanguard 500 Index Fund	10,175,434	11,194,190
Vanguard International Growth Fund	2,155,733	2,729,963
Vanguard Long-Term Corporate Fund	3,417,272	3,342,490
Vanguard Prime Money Market Fund	16,400,366	15,840,574
Vanguard PRIMECAP Fund	23,428,247	28,027,609
Vanguard Total Bond Market Index Fund	3,531,332	3,168,858
Vanguard U.S. Growth Fund	8,860,348	13,894,232
Vanguard Wellesley Income Fund	922,214	374,007
Vanguard Wellington Fund	16,080,382	15,520,341
Participant loans	1,500,682	1,944,812
The Titan Corporation Common Stock*	3,131,824	2,046,785
Total investments	100,722,634	110,711,127
Contributions receivable:		
Employee	135,349	181,493
Employer	397,316	—
Total contribution receivable	532,665	181,493
Net assets available for plan benefits	$ 101,255,299	$ 110,892,620

* Non-participant directed.

See accompanying notes to financial statements.

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

	Participant directed	Non-participant directed	Total
Additions:			
Contributions:			
Employee	$ 5,593,808	$ —	$ 5,593,808
Employer	2,465,295	239,725	2,705,020
Total contributions	8,059,103	239,725	8,298,828
Investment income (loss):			
Interest and dividends	3,301,752	—	3,301,752
Net (depreciation) appreciation in fair value of investments	(13,655,223)	1,047,279	(12,607,944)
Total investment (loss) income	(10,353,471)	1,047,279	(9,306,192)
Total additions	(2,294,368)	1,287,004	(1,007,364)
Deductions:			
Distributions to participants	(8,572,424)	(44,791)	(8,617,215)
Administrative expenses	(12,742)	—	(12,742)
Total deductions	(8,585,166)	(44,791)	(8,629,957)
Net (decrease) increase in net assets	(10,879,534)	1,242,213	(9,637,321)
Net assets available for plan benefits:			
Beginning of year (Restated)	108,845,835	2,046,785	110,892,620
End of year	$ 97,966,301	$ 3,288,998	$ 101,255,299

See accompanying notes to financial statements.

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2000

(Restated - See Note 3)

	Participant directed	Non-participant directed	Total
Additions:			
Contributions:			
Employee	$ 5,658,175	$ —	$ 5,658,175
Employer	1,444,631	—	1,444,631
Total contributions	7,102,806	—	7,102,806
Investment income (loss):			
Interest and dividends	10,065,531	—	10,065,531
Net (depreciation) appreciation in fair value of investments	(14,088,898)	383,799	(13,705,099)
Total investment (loss) income	(4,023,367)	383,799	(3,639,568)
Total additions	3,079,439	383,799	3,463,238
Deductions:			
Distributions to participants	(5,524,439)	(150,099)	(5,674,538)
Administrative expenses	(10,103)	—	(10,103)
Total deductions	(5,534,542)	(150,099)	(5,684,641)
Net (decrease) increase in net assets	(2,455,103)	233,700	(2,221,403)
Net assets available for plan benefits:			
Beginning of year	111,300,938	1,813,085	113,114,023
End of year (Restated)	$ 108,845,835	$ 2,046,785	$ 110,892,620

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Averstar, Inc. Profit Sharing and Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

(a) General

The Plan is a defined contribution plan covering substantially all employees of Averstar, Inc. (the Company) as defined in the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 26, 2000, the Company merged with and into The Titan Corporation (Titan). In connection with the merger, each share of the Company's common stock held by the Plan was converted into 0.414 shares of The Titan Corporation common stock based upon agreed-upon fair market values for common stocks of the Company and Titan.

(b) Plan Administration and Trustee

Vanguard Fiduciary Trust Company, the Plan's trustee and custodian, invests the assets of the Plan as directed by the participants, with the exception of the investment in The Titan Corporation common stock. The Plan is administered by an administrative committee, which is appointed by the Company. In June 2001, the Company appointed T. Rowe Price to be the custodian for the Plan's investment in The Titan common stock. Prior to June 2001, the Company was the custodian of The Titan common stock.

(c) Contributions

Eligible employees can contribute an amount up to 18% of compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). In 2000, the Company made matching contributions of one-half percent for every percent contributed by each employee, up to 8%. In 2001, the Company changed matching contributions to 100% of employee contributions, up to 4%.

The Company may use qualifying employer securities in lieu of cash for the purposes of funding the Company's discretionary profit sharing contribution to the Plan. The Company has the right to repurchase all vested shares from a participant if he or she terminates employment. The Company contributed 10,259 shares of Titan common stock to the Plan for the year ended December 31, 2001. No shares were contributed by the Company in 2000.

(d) Participants' Accounts

The Company maintains for each participant in the Plan an employee pretax contribution account, an employer matching and profit sharing contributions account, and, where applicable, a rollover account (employee contributions transferred from previous employer plans). Each account is credited with the appropriate contributions and any earnings and losses resulting from the investment of such funds.

(e) Vesting

Participants are fully vested in their pretax contribution and rollover accounts. A participant's employer contribution account becomes fully vested in the event of normal retirement, total and permanent disability, death while still employed, or after obtaining five years of service. Otherwise, vesting in the employer contribution account is based on the following schedule:

Years of service	Percent vested
Less than 1 year	0%
1-2 years	20
2-3 years	40
3-4 years	60
4-5 years	80
More than 5 years	100

(f) Participant Loans

A participant may borrow the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years or up to ten years if the purpose of the loan is to purchase a principal residence. The interest rate is based on prevailing market conditions and is fixed over the life of the note. The interest rate of outstanding participant loans at December 31, 2001 was between 6.00% and 10.50% and at December 31, 2000 was between 7.00% and 13.00%.

(g) Forfeitures

Participants who terminate their employment with the Company or incur five consecutive breaks in service, as defined, forfeit the nonvested portion of their employer contribution account. For the plan years ended December 31, 2001 and 2000, forfeited nonvested accounts totaled approximately $208,000 and $54,000, respectively, which was used to reduce the contribution amount required of the employer under the matching formula described above.

(h) Payment of Benefits

Upon termination of participation due to death, disability, retirement, or termination of employment, a participant may elect to receive an amount equal to the value of his or her vested account in either a lump-sum amount, installments, or annuities.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c) Investment Valuation

Investments are stated at fair value. Shares of registered investment companies and The Titan Corporation common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

(d) Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

(e) Administrative Expenses

The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

(f) Payments of Benefits

Benefits are recorded when paid.

(3) Restatement of 2000 Financial Statements

In connection with the audit of the Plan's financial statements, the Company became aware that the statement of net assets available for plan benefits as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended, which were previously filed on Form 11-K with the Securities and Exchange Commission, required revision. These revisions primarily reflect the correction of an error in the 2000 certified trustee's statements with respect to participant distributions for the year ended December 31, 2000. The primary effect of this correction was to reduce previously reported distributions to participants in 2000 and, therefore, increase previously reported net assets available for plan benefits as of December 31, 2000 by approximately $2.9 million.

Accordingly, the 2000 financial statements have been restated as follows:

	As reported	As restated
Total investments, at fair value	$ 107,789,167	$ 110,711,127
Net assets available for plan benefits	107,970,660	110,892,620
Distributions to participants – participant directed	8,452,537	5,524,439
Distributions to participants – total	8,602,636	5,674,538
Net decrease in net assets – participant directed	5,377,063	2,455,103
Net decrease in net assets – total	5,143,363	2,221,403

(4) Investments

The following table presents investments that represent 5% or more of the Plan's net assets:

	December 31	
	2001	2000 (Restated) See Note 3
T. Rowe Price Science/Technology Fund	$ 4,281,398	$ 6,932,885
Vanguard 500 Index Fund	10,175,434	11,194,190
Vanguard Prime Money Market Fund	16,400,366	15,840,574
Vanguard PRIMECAP Fund	23,428,247	28,027,609
Vanguard U.S. Growth Fund	8,860,348	13,894,232
Vanguard Wellington Fund	16,080,382	15,520,341

During 2001 and 2000, investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) depreciated in value by $12,607,944 and $13,705,099, respectively, as follows:

	2001	2000
Mutual funds	$ (13,655,223)	$ (14,088,898)
Common stock	1,047,279	383,799
	$ (12,607,944)	$ (13,705,099)

A description of each investment fund option available at December 31, 2001 and 2000 is provided below:

T. Rowe Price Equity Income Fund

This fund seeks to provide substantial dividend income, as well as long-term capital appreciation, through investments in common stocks of established companies.

T. Rowe Price High Yield Fund

This fund seeks high current income and, secondarily, capital appreciation by investing at least 80% of its total assets in a diversified portfolio of high-yield corporate bonds, income-producing convertible securities, and preferred stocks.

T. Rowe Price New Horizons Fund

This fund seeks to provide long-term growth of capital by investing primarily in common stocks of small, rapidly growing companies.

T. Rowe Price Science/Technology Fund

This fund seeks long-term growth of capital by investing at least 65% of total assets in common stocks of companies expected by T. Rowe Price to benefit from the development, advancement, and use of science and technology.

T. Rowe Price Small-Cap Value Fund

This fund seeks long-term capital growth by investing primarily in small companies whose common stocks are believed to be undervalued.

Vanguard 500 Index Fund

This fund seeks long-term growth of capital and income from dividends.

Vanguard International Growth Fund

This fund seeks long-term growth of capital.

Vanguard Long-Term Corporate Fund

This fund seeks a high and sustainable level of interest income.

Vanguard Prime Money Market Fund

This fund seeks high income and a stable share price of $1.

Vanguard PRIMECAP Fund

This fund seeks long-term growth of capital.

Vanguard Total Bond Market Index Fund

This fund seeks a high level of interest income.

Vanguard U.S. Growth Fund

This fund seeks long-term growth of capital.

Vanguard Wellesley Income Fund

This fund seeks a high level of income, long-term growth of income, and moderate long-term growth of capital.

Vanguard Wellington Fund

This fund seeks income and long-term growth of capital without undue risk to capital.

The Titan Corporation Common Stock

This is a non-participant directed asset, and contributions are made at the discretion of the Company.

(5) Tax Status

The Internal Revenue Service issued a determination letter, dated April 9, 1998, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. The plan administrator intends to take such actions as are necessary to maintain the tax-exempt status of the Plan.

(6) Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all accounts. As a result of the merger of the Company and Titan, it is the intent of the Plan's management to merge the Plan with and into The Titan Corporation Consolidated Retirement Plan.

(7) Related-Party Transactions

The Plan invests in shares of mutual funds managed by the Plan's trustee. Transactions in such investments qualify as party-in-interest transactions.

Schedule I

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer	Description of investment	Costs	Market value
* T. Rowe Price	Equity Income Fund	$ N/A	$ 2,980,078
* T. Rowe Price	High Yield Fund, Inc.	N/A	547,176
* T. Rowe Price	New Horizons Fund	N/A	1,894,735
* T. Rowe Price	Science/Technology Fund	N/A	4,281,398
* T. Rowe Price	Small-Cap Value Fund, Inc.	N/A	1,415,413
* Vanguard	500 Index Fund	N/A	10,175,434
* Vanguard	International Growth Fund	N/A	2,155,733
* Vanguard	Long-Term Corporate Fund	N/A	3,417,272
* Vanguard	Prime Money Market Fund	N/A	16,400,366
* Vanguard	PRIMECAP Fund	N/A	23,428,247
* Vanguard	Total Bond Market Index Fund	N/A	3,531,332
* Vanguard	U.S. Growth Fund	N/A	8,860,348
* Vanguard	Wellesley Income Fund	N/A	922,214
* Vanguard	Wellington Fund	N/A	16,080,382
* Participant loans	Interest rates range from 6.00%-10.50%	N/A	1,500,682
^ The Titan Corporation	The Titan Corporation Common Stock Fund, 125,524 shares	5,523,056	3,131,824
Total investments		$ 5,523,056	$ 100,722,634

* Represents a party-in-interest to the Plan.

^ Represents non-participant directed funds.

See accompanying independent auditors' report.

Schedule II

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issuer	Description of investment		Costs		Market value
T. Rowe Price	Equity Income Fund	$	N/A	$	2,693,356
T. Rowe Price	High Yield Fund, Inc.		N/A		431,666
T. Rowe Price	New Horizons Fund		N/A		2,055,501
T. Rowe Price	Science/Technology Fund		N/A		6,932,885
T. Rowe Price	Small-Cap Value Fund, Inc.		N/A		513,858
*Vanguard	500 Index Fund		N/A		11,194,190
*Vanguard	International Growth Fund		N/A		2,729,963
*Vanguard	Long-Term Corporate Fund		N/A		3,342,490
*Vanguard	Prime Money Market Fund		N/A		15,840,574
*Vanguard	PRIMECAP Fund		N/A		28,027,609
*Vanguard	Total Bond Market Index Fund		N/A		3,168,858
*Vanguard	U.S. Growth Fund		N/A		13,894,232
*Vanguard	Wellesley Income Fund		N/A		374,007
*Vanguard	Wellington Fund		N/A		15,520,341
*Participant loans	Interest rates range from 7.00%-13.00%		N/A		1,944,812
^The Titan Corporation	The Titan Corporation Common Stock Fund, 123,874 shares		5,450,456		2,046,785
Total investments		$	5,450,456	$	110,711,127

* Represents a party-in-interest to the Plan.

^ Represents non-participant directed funds.

See accompanying independent auditors' report.

AVERSTAR, INC.
PROFIT SHARING AND SAVINGS PLAN

Schedule of Non-Exempt Transactions

Year ended December 31, 2001

Identity of party involved	Description of transaction	Amount of loan
Averstar, Inc.	Deemed loan to the Company dated April 19, 2001, paid July 25, 2001	$ 187

See accompanying independent auditors' report.

Exhibit A

Consent of Independent Auditors

The Board of Directors
The Titan Corporation

We consent to the incorporation by reference in the registration statement (No. 333-41138) on Form S-8 of The Titan Corporation of our report dated July 12, 2002, with respect to the statements of net assets available for plan benefits of the Averstar, Inc. Profit Sharing and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedules, which report appears in the December 31, 2001, annual report on Form 11-K of the Averstar, Inc. Profit Sharing and Savings Plan.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
July 16, 2002